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February 3, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:       Ms. Peggy Kim
Ms. Laura Crotty

Re:	LCA-Vision Inc.
Revised Preliminary Proxy filed January 28, 2009
Filed by the LCA-Vision Full Value Committee et al.
File No. 000-27610

Dear Ms. Kim and Ms. Crotty:

We acknowledge receipt of the letter of comment dated January 30, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with the members of The LCA-Vision Full Value Committee (the “Committee”) and provide the following supplemental response on the Committee’s behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Schedule 14A filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule 14A.  Our responses are numbered to correspond to your comments.

Schedule 14A

General

1.
We note your response to comment one in our letter dated January 23, 2009.  Please remove the statement regarding the Company’s largest competitor since it does not appear that you have a reasonable basis for the statement.

•
“In addition, in the most recent quarter ended September 2008, the Company’s procedure volume declined 52% year-over-year, while the Company’s largest competitor was only down 31% and the laser vision correction industry as a whole was down approximately 35%.”

February 3, 2009

We acknowledge the Staff’s comment.  We believe the statement the Staff is referring to is the following:

“In addition, in the most recent quarter ended September 2008, the Company’s procedure volume declined 52% year-over-year, while the Company’s largest competitor was only down 31% and the laser vision correction industry as a whole was down approximately 35%.”

We have revised the disclosure in the consent statement to reflect that the Company’s largest competitor, TLC Vision Corporation, experienced an approximately 33% decline in year-over-year procedure volume for the three months ended September 30, 2008 compared to the three months ended September 30, 2007. Enclosed herewith, please find an excerpt from TLC Vision Corporation’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2008 showing that TLC Vision Corporation performed 42,200 laser vision correction procedures during the three months ended September 30, 2007 compared with 28,300 procedures during the three months ended September 30, 2008.  See page 10 of the Preliminary Consent Statement.

2.	In an appropriate location, please clarify that the results of the consent solicitation initially will be decided by the inspector of elections.

We acknowledge your comment.  Disclosure has been incorporated in the Preliminary Consent Statement to clarify that the results of the consent solicitation initially will be decided by the inspector of elections. See page 34 of the Preliminary Consent Statement.

Questions and Answers About the Solicitation, Page 4

3.
Please revise to state whether Dr. Stephen Joffe resigned, as indicated in the company’s consent revocation statement, and if applicable, the reasons for his resignation. We note that you already describe why Messrs. Craig Joffe and Alan Buckey resigned.

We acknowledge your comment.  The consent statement has been revised to state that Dr. Joffe resigned and the reasons for his resignation.  See page 5 of the Preliminary Consent Statement.

Reasons For Our Solicitation, Page 7

4.
We note that your refer to the Company’s “Poison Pill.” Please revise to clarify that you are referring to the stockholders’ rights plan and briefly describe the stockholders’ rights plan and the adverse person provision.

We acknowledge your comment.  The disclosure in the consent statement has been revised to clarify that the Committee is referring to the stockholders’ rights plan and to describe the stockholders’ rights plan and the adverse person provision. See page 12 of the Preliminary Consent Statement.

February 3, 2009

Proposal 2 – The Removal Proposal, Page 13

5.
We note your response to comment 7 in our letter dated January 23, 2009. Since the board currently has five members, some of whom may not be removed based on stockholder consent, and you are proposing five nominees without increasing the size of the board, please revise to clarify which of your nominees will be elected or not elected to serve if there is an insufficient number of vacancies for all five nominees to be elected.

We acknowledge your comment.  The disclosure in the consent statement has been revised to clarify that the Company’s Bylaws provides that vacancies may be filled by stockholders “by a plurality of the votes cast.” The disclosure in the consent statement has also been revised to clarify which of the Committee’s nominees will be elected to serve if there is an insufficient number of vacancies for all five nominees to be elected and each of the nominees receives a plurality of the votes cast. See page 16 of the Preliminary Consent Statement.

Proposal 3 – The Election Proposal, Page 15

6.
We note your response to comment eight in our letter dated January 23, 2009.  The additional disclosure provided on page 15 does not appear consistent with prior statements made by the Committee.  Namely, in the newly added disclosure you state that “the Committee has not determined whether it will seek to discharge each executive officer of the Company if successful in its solicitation;” however, on page 6 you state that the nominees will “urge the Board to appoint Dr. Stephen Joffe as Chief Executive Officer, Craig P.R. Joffe as President and Chief Operating Officer and Alan H. Buckey as Chief Financial Officer…” Further, in the letter reprinted on page 23 dated December 4, 2008 from Stephen Joffe, Craig Joffe and Alan Buckey to Mr. Anthony Wood, Chairman of the board of directors of the company, each person expresses his wish to be reappointed to “executive management positions of the Company.”  Please revise.

We acknowledge your comment.  The consent statement has been revised to delete the sentence containing the phrase ““the Committee has not determined whether it will seek to discharge each executive officer of the Company if successful in its solicitation.” See page 20 of the Preliminary Consent Statement.

7.
We note your statement on page 15 that “…with a longstanding relationship that they in fact put in place when they were executive officers of the Company, the Committee has no reason to believe that GE Money Bank will seek to terminate the open-end patient financing program for the Company’s customers…in the event of a change of control.” Please revise to clarify that you have no way to assure the future behavior of GE Money Bank.

We acknowledge your comment.  The disclosure in the consent statement has been revised to clarify that the Committee has no way to assure the future behavior of GE Money Bank. See page 20 of the Preliminary Consent Statement.

February 3, 2009

Background of the Consent Solicitation, Page 17

8.	We note your response to Comment 12 in our letter dated January 23, 2009. Please revise to describe the news story in the Business Courier of Cincinnati that is the basis for your statement.

We acknowledge your comment.  The disclosure in the consent statement has been revised to describe the news story in the Business Courier of Cincinnati.  See page 22 of the Preliminary Consent Statement.

Section 16(a) Beneficial Ownership Reporting Compliance, page 29

9.
We note your response to comment three in our letter dated January 23, 2009, and the following statement added to page 29 of the filing: “Each of the Nominees filed a Form 3 on January 27, 2009.”  It is unclear from this statement whether or not these reports were and, if so, the number of transactions that were not reported on a timely basis.  Please revise or clarify.

We acknowledge your comment.  The disclosure in the consent statement has been revised to clarify that the Forms 3 filed by the Nominees on January 27, 2009 were filed one day late with the SEC and that there were not any transactions by the Nominees that were not reported on a timely basis.  See page 35 of the Preliminary Consent Statement.

*     *     *     *     *

February 3, 2009

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Andrew Freedman

Andrew Freedman, Esq.

Enclosure

cc:

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary consent statement on Schedule 14A filed by the undersigned on January 16, 2009 and the revised preliminary consent statement on Schedule 14A filed by the undersigned on January 28, 2009 (collectively, the “Materials”), each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Materials.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Materials reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Materials.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated:  February 3, 2009

*
DR. STEPHEN N. JOFFE

*
CRAIG P.R. JOFFE

*
ALAN H. BUCKEY

/s/ Andrew Freedman
*By: Andrew Freedman, as Attorney-in-Fact

*
JASON T. MOGEL

*
ROBERT PROBST

*
EDWARD J. VONDERBRINK

*
ROBERT H. WEISMAN

/s/ Craig Joffe
*By: Craig Joffe, as Attorney-in-Fact